UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 4614001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated March 17, 2014 is hereby incorporated by reference into the registration statements on Form S-8 and Form F-3 (File No. 333-148085, File No. 333-148754, File No. 333-154795 and File No. 333-194338) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, October 28, 2008, and March 5, 2014, respectively.

Re: Results of Extraordinary General Meeting

Herzliya, Israel, March 17, 2014 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTL) (the “Company”) hereby announces the results of the Extraordinary General Meeting of shareholders of the Company (“EGM”), held today, Monday, March 17, 2014, in Ramat Gan, Israel. At the EGM, the proposal set forth in XTL’s announcement dated February 3, 2014 sent in connection with the EGM was approved by the required majority of shareholders. The resolution was as follows:

Approval of Mr. Joshua Levine's Employment Terms as Chief Executive Officer ("CEO"), Including Grant of 1,500,000 Non-Marketable, Listed Options, Exercisable into Company Shares

In accordance with the resolution of the Company’s Compensation Committee and Board of Directors dated January 30, 2014, the shareholders of the Company hereby approve the terms of an employment agreement between the Company and Mr. Joshua Levine, pursuant to which Mr. Levine will serve as the Company's CEO in a fulltime position.

The terms of Mr. Levine’s employment agreement were summarized in a Form 6-K filed by the Company with the Securities and Exchange Commission on February 3, 2014 which is incorporated herein by reference.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition and development of pharmaceutical products for the treatment of unmet clinical needs. XTL is focused on late stage clinical development of drugs for the treatment of lupus, multiple myeloma and schizophrenia.

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel-Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: March 17, 2014	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer